FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of April 2003.
Total number of pages: 2 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 18, 2003, in Kyoto, Japan

NIDEC-SHIMPO CORPORATION REVISES CONSOLIDATED AND

NON-CONSOLIDATED FULL YEAR FINANCIAL FORECASTS

(JAPANESE GAAP)

Nidec-Shimpo Corporation, a listed company on the Second Section of the Osaka and Nagoya Stock Exchanges and Nidec Corporation’s consolidated subsidiary under both Japanese and U.S. GAAP, announced today its consolidated and non-consolidated financial forecasts for the year ended March 31, 2003 (Japanese GAAP), which had been revised from the previous forecasts announced on October 29, 2002, as set forth in farther detail below.

1.

Revised consolidated financial forecast for the year ended March 31, 2003 (Japanese GAAP)

(From April 1, 2002 to March 31, 2003)

				(Yen in millions)
	Year Ended March 31,2003			Year Ended March 31,2002
	Revised Forecasts (As of April 18, 2003)	Previous Forecasts (As of Oct.29, 2002)	Difference (%)
Net Sales	12,700	12,600	0.8%	12,759
Operating Income	900	850	5.9%	591
Recurring Income	720	750	(4.0%)	582
Net Income	110	190	(42.1%)	42

2.

Revised non-consolidated financial forecast for the year ended March 31, 2003 (Japanese GAAP)

(From April 1, 2002 to March 31, 2003)

				(Yen in millions)
	Year Ended March 31,2003			Year Ended March 31,2002
	Revised Forecasts (As of April 18, 2003)	Previous Forecasts (As of Oct.29, 2002)	Difference (%)
Net Sales	9,110	9,140	(0.3%)	9,212
Operating Income	500	500	0.0%	218
Recurring Income	400	440	(9.1%)	302
Net Income	60	150	(60.0%)	65

3.

Reasons for revision

The revision mainly reflects Net Income losses on valuation of investment securities, largely comprised of bank stocks, due to sluggish stock market conditions in Japan. Net sales and Operating Income remain at the previously projected levels both on consolidated and non-consolidated bases.

4.

Revision on year-end cash dividend forecasts

In line with aforementioned changes in financial forecasts, the year-end cash dividend forecasts announced on October 29, 2002 were also revised as follows:

			(Yen)
	Year Ended March 31,2003		Year Ended March 31,2002
	Revised Forecasts (As of April 18, 2003)	Previous Forecasts (As of Oct.29, 2002)
Interim	1.5	1.5	2.5
Year-end	1.0	2.0	-
Annual	2.5	3.5	2.5

 Disclaimer Regarding Forward Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

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